FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the period ended February 28, 2003

RTICA Corporation

(Translation of registrant's name into English)

999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada

(Address of principal executive offices)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                         Form 20-F    X          Form 40-F   ______

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                         Yes   ______             No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Financial statements
(Expressed in Canadian dollars)

Period ended February 28, 2003

UNAUDITED

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

February 28, 2003 and May 31, 2002
(Unaudited)

	February 28	May 31

Assets

Current assets:
Cash and short-term investments	$594,514	$4,152
Accounts receivables and GST	85,706	27,941
Inventory	52,300
Prepaid expenses	10,927	10,685

	743,447	42,778

Fixed assets (Note 2)	334,335	334,536

Deferred development costs	1	1

Goodwill, net of accumulated amortization	1	1

	$1,077,784	$377,316

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$940,733	$912,077
Promissory notes	250,000	355,280

	1,190,733	1,267,357

Due to government (note 5)	445,000	445,000

Convertible debentures (note 4)	2,101,477	73,264

Shareholders' equity:
Share capital (note 3)	9,327,273	8,986,768
Equity component of convertible debenture	514,738	12,736
Deficit	(12,501,437)	(10,407,809)

	(2,659,426)	(1,408,305)

	$1,077,784	$377,316

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Three month periods ended February 28, 2003 and 2002
(Unaudited)

	2003		2002

Income:
Sales	$105,621	$
Interest	3,195		838

	108,816		838

Operating expenses:
Development	293,555		486,191
Sales and marketing	104,416		96,219
Consulting	170,436		44,272
Professional fees	20,612		33,660
General and administrative	58,274		36,593
Rent and property taxes	31,576		44,346
Management fees	41,500		40,500
Amortization of fixed assets	19,195		32,788
Factory overhead	19,918		17,607
Travel	13,775		16,081
Amortization of goodwill	-		6,591
Interest and bank charges	419		280
Interest on convertible debenture and notes	72,082		-

	845,758		880,987

Loss for the period	(736,942)		(880,149)

Deficit accumulated during development
stage, beginning of period	(11,764,495)		(8,727,041)

Deficit accumulated during development
stage, end of period	$(12,501,437)		$(9,607,190)

Loss per share	$(0.028)		$(0.035)

Weighted average number of common shares
outstanding, excluding shares held in escrow (note 3)	26,070,697		24,940,864

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Three month periods ended February 28, 2003 and 2002
(Unaudited)

	2003	2002

Cash provided by (used in):

Operating activities:
Loss for the period	$(736,942)	$(880,149)
Items not involving cash:
Amortization	58,958	39,379
Interest paid by issue of preferred shares	40,504
Foreign exchange	23,414
Change in non-cash operating
working capital:
Accounts receivable including GST	(45,926)	(17,335)
Prepaid expenses	(352)	(2,435)
Inventory	(52,300)
Accounts payable and accrued liabilities	41,706	311,701

	(670,938)	(548,839)
Financing activities:
Issuance of common shares		163,850
Due to government		203,251
Proceeds from promissory notes	(21,894)	-

	(21,894)	367,101

Investing activities:
Purchase of fixed assets	(63,104)	(8,667)

	(63,104)	(8,667)

Change in cash and cash equivalents	(755,936)	(190,405)

Cash and cash equivalents, start of period	1,350,450	272,464

Cash and cash equivalents, end of period	$594,514	$82,059

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Nine month periods ended February 28, 2003 and 2002, and cumulative from inception
(Unaudited)

			Cumulative
			Period from
			June 13, 1991
			(inception) to
			February 28,
	2003	2002	2003

Income:
Sales	$105,621		105,621
Interest	3,225	$38,107	209,033
Fees and licenses	-	-	622,482

	108,846	38,107	937,136
Operating expenses:
Development	593,648	1,161,091	4,505,295
Consulting	324,372	212,409	2,441,692
Sales and marketing	226,534	226,057	1,369,084
Management fees	122,500	113,000	1,141,886
Professional fees (note 8)	395,045	157,574	1,051,619
General and administrative	128,034	111,812	929,721
Travel	28,918	36,763	438,832
Rent and property taxes	91,231	120,856	429,590
Amortization of fixed assets	63,981	98,364	351,904
Interest on convertible debenture & notes	152,744	-	294,578
Interest and bank charges	2,244	1,294	149,348
Foreign exchange	-	1,250
Factory overhead	35,129	52,821	143,707
Amortization of Goodwill		19,773	108,937
Patents	38,094	26,797	82,380

	2,202,474	2,339,861	13,438,573

Loss for the period	(2,093,628)	(2,301,754)	(12,501,437)

Deficit accumulated during development
stage, beginning of period	(10,407,809)	(7,305,436)	-

Deficit accumulated during development
stage, end of period	$(12,501,437)	$(9,607,190)	$(13,066,173)

Loss per share	$(0.08)	$(0.09)	$-

Weighted average number of common shares
outstanding, excluding shares held
In escrow shares (note 3)	26,070,697	24,816,086

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Nine month periods ended February 28, 2003 and 2002, and cumulative from inception
(Unaudited)

				Cumulative
				period from
				June 13, 1991
				(inception) to
	2003	2002		February 28,
				2003

Cash provided by (used in):
Operating activities:
Loss for the period	$(2,093,628)	$(2,301,754)		$(12,501,437)
Items not involving cash:
Interest on convertible debenture	-	-		115,970
Amortization	103,744	118,137		500,604
Interest paid by issue of preferred shares	40,504			40,504
Interest expense on converted loan	-	-		96,000
Expenses settled by issuance
of common shares	-	-		464,988
Foreign exchange	23,414	1,250		(2,189)
Change in non-cash operating
working capital:
Accounts receivable including GST	(57,765)	(88,577)		(85,706)
Prepaid expenses	(242)	(2,435)		(10,927)
Inventory	(52,300)			(52,300)
Accounts payable and accrued liabilities	26,656	472,992		859,388

	(2,005,722)	(1,704,843)		(10,575,105)
Financing activities:
Due to government		244,306		445,000
Issuance of convertible debentures	2,467,000	-		4,413,000
Issuance of common shares	300,000	163,850		2,782,167
Proceeds from promissory notes	(105,280)	-		504,000
Issuance of special warrants	-	-		2,870,659
Exercise of share purchase warrants	-	-		553,541

	2,667,720	408,156		11,568,367
Investing activities:
Purchase of fixed assets	(63,741)	(14,055)		(686,200)
Deferred development costs	-	-		(1)
Cash acquired on reverse takeover	-	-		261,850

	(63,741)	(14,055)		(424,350)
Foreign exchange gains held on foreign currency	-	(1,250)		25,603

Change in cash and cash equivalents	590,362	(1,311,992)		594,514
Cash and cash equivalents, start of period	4,152	1,394,051		-

Cash and cash equivalents, end of period	$594,514	$82,059	$

See accompanying notes to interim financial statements.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
Nine month period ended February 28, 2003
(Unaudited)

1.	Significant accounting policies:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), and include estimates and adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Canadian GAAP differs in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States. For a full description of accounting polices which have been applied on a consistent basis in these interim financial statements, refer to the Company's annual financial statements.

2.	Fixed Assets:

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
			November 2002	May 2002

Machinery and equipment	$592,926	$291,881	$301,045	$295,243
Furniture	13,681	6,625	7,056	6,139
Vehicles	15,848	10,138	5,710	7,214
Computer hardware	63,782	43,258	20,524	25,940

	$686,237	$351,902	$334,335	$334,536

3.	Share capital:

During the period, the Company completed a private placement of 1,000,000 units at $0.30 per unit. Each unit consists of one common share and one warrant entitling the holder to purchase one-half of a common share at $0.40 per share for a period of 24 months from the date of issuance.

As of February 28, 2003, the Company had 36,119,636 common shares and 2,373,250 Company stock options outstanding. In addition, in conjunction with the private placement for share capital and convertible debentures undertaken in November 2002, the Company issued 453,333 broker compensation options outstanding exercisable at $0.345 per share and expiring in 18 months, and 120,000 broker options exercisable at $0.40 and expiring in 24 months.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

Nine month period ended February 28, 2003
(Unaudited)

3.	Share capital (continued):

Using the treasury stock method, the weighted average number of common shares outstanding used in determining basic earnings per share excludes 9,298,939 of escrowed shares (2001: 9,298,939)

4.	Convertible debenture:

During the period, the Company’s wholly owned subsidiary, RTICA Inc., issued $2.2 million in 12% convertible debentures due in 2007. These debentures are subject to a general security agreement and are convertible at the option of the holder at any time and subject to certain conditions into units consisting of one voting preference share and one warrant to purchase one additional preference share at $0.30 per unit. Each warrant entitles the holder to purchase one additional preference share at $0.40 per share. The debentures are subject to a number of other conditions including, for example, reduction of interest on the occurrence of certain events and take over protection provisions. The preference shares are also accompanied by a right to exchange them on a one-for-one basis with common shares of the Company. The investors have the conditional right under certain conditions to invest up to $1,000,000 under similar terms and conditions except that the conversion rate shall be $0.23 per share.

During the nine month period ended February 28, 2003, RTICA Corporation raised $267,000 from the issuance of convertible debentures bearing interest at 10% annually, with interest calculated semi-annually in arrears at June 30 and December 31. Including amounts raised in the previous fiscal period, a total of $353,000 has been raised from these debentures. The holders have the right to convert the debenture into that number of units as is obtained by dividing the amount due (excluding interest) by $0.45. Each unit consists of one common share and one common share purchase warrant, which entitle the holder to purchase on common share for $0.54 per share for two years. After May 31, 2003 but prior to May 31, 2005, the Company may redeem the debentures for the principal amount, or issue such common shares by dividing the principal amount and interest accrued by an amount equal to the current market price of the Company's shares, provided such price exceeds $0.70 for one continuous calendar month from the date of the convertible debenture. As security for the payment and performance of obligations, the Company granted to the holders a security interest in the present and future undertaking and property of the Company, including but not limited to receivables, inventory, equipment, chattel paper, documents of title, intangibles, securities and instruments, and books and records.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

Nine month period ended February 28, 2003
(Unaudited)

5.	Due to government:

The company has signed a contract with the National Research Council of Canada, whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company’s gross revenue up to a maximum of $667,500.

6.	Related party transactions:

Amounts expended during the nine month period ended February 28, 2003 were as follows:

Type of service	Nature of relationship	February 28, 2003

Management fees	Shareholder, director and officer	$122,000
Legal fees	Shareholder, director and officer	114,808

7.	Professional Fees:

In connection with the private placement and convertible debenture financing transactions completed during the period, the Company incurred broker commissions of $79,500 and was required to reimburse third party legal fees in the amount of $108,000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTICA Corporation
(Registrant)

Date April 22, 2003	By: /s/ Warren Arseneau
*Warren Arseneau,
President

* Print the name and title of the signing officer under his signature.